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                          May 10, 2021

       Mutya Harsch, Esq.
       Chief Legal Officer and General Counsel
       VYNE Therapeutics Inc.
       520 U.S. Highway 22, Suite 204
       Bridgewater, New Jersey 08807

                                                        Re: VYNE Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 6, 2021
                                                            File No. 333-255841

       Dear Ms. Harsch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Andrea L. Nicolas, Esq.